                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                                (RULE 13d-101)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                                 RULE 13D-1(A)
            AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 3)

                                 Engage, Inc.
         -------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
         -------------------------------------------------------------
                        (Title of Class of Securities)

                                   292827102
                      ----------------------------------
                                (CUSIP Number)

       William Williams, II, CMGI, Inc., 100 Brickstone Square, Andover,
                      Massachusetts, 01810 978-684-3600
         -------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 June 19, 2000
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)
                              (Page 1 of 6 Pages)

-----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 2 of 6 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CMGI, Inc.
      04-2921333

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
      N/A                                                       (b) [_]

------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                [_]

      N/A
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF            154,638,839

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             154,638,839

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      154,638,839

------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      86.0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 3 of 6 Pages
-----------------------                                  ---------------------



      Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CMGI, Inc., a Delaware corporation ("CMGI"), that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.
        -------------------

        This statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Engage Common Stock") of Engage, Inc., a Delaware corporation ("Engage" or "Issuer"). The prinicpal executive offices of Engage is located at 100 Brickstone Square, Andover, MA 01810.

Item 2.  Identity and Background.
         -----------------------

     The name of the corporation filing this statement is CMGI. CMGI's principal business is developing and operating Internet and direct marketing companies and funding synergistic Internet companies through its affiliated venture funds. The address of the principal executive offices of CMGI is 100 Brickstone Square, Andover, Massachusetts 01810. Set forth on Schedule A is the

     . name, residence or business address

     . present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted

     . shares of Engage Common Stock beneficially owned, and

     . citizenship

of each of CMGI's directors and executive officers, as of the date hereof. Neither CMGI nor, to the best of CMGI's knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Item 3 is amended as follows:

     CMGI and Engage entered into a Stock Purchase Agreement (the "Purchase Agreement"), dated as of June 19, 2000, by and among CMGI, Engage and CPQ Holdings, Inc., a Delaware corporation ("CPQ"). Under the terms of the Purchase Agreement, CMGI purchased an aggregate of 3,330,557 shares of Engage Common Stock for an aggregate purchase price of $49,999,986.97.

Item 4.  Purpose of the Transaction.
         --------------------------

     Item 4 is amended as follows:

     The purpose of the acquisition of securities of Engage was to make an additional equity investment in Engage and to provide Engage with additional working capital.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------
     Item 5 is amended as follows:

-----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 4 of 6 Pages
-----------------------                                  ---------------------


     (a)-(b) As a result of the purchase of Engage Common Stock pursuant to the Purchase Agreement and CMGI's prior holdings of Engage Common Stock, CMGI may be deemed the beneficial owner of 154,638,839 shares of Engage Common Stock with sole voting and dispositive power regarding these shares. Such Engage Common Stock constitutes approximately 86.0% of the issued and outstanding shares of Engage Common Stock.

     (c) CMGI acquired an aggregate of 3,330,557 shares of Engage Common Stock since the most recent filing on Schedule 13D (May 15, 2000) as a result of the purchase of the Engage Common Stock on June 22, 2000 pursuant to the Purchase Agreement.

     (d)-(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

     Item 6 is amended as follows:

     Other than the Purchase Agreement and the Investor Rights Agreement, Amendment No. 1, dated as of June 22, 2000, by and among CMGI, Engage and certain other investors, to the best knowledge of CMGI, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such persons or entities and any person or entity with respect to any securities of Engage, including but not limited to transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

-----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 5 of 6 Pages
-----------------------                                  ---------------------



Item 7.  Material to be Filed as Exhibits.
         --------------------------------
     Item 7 is amended as follows:

     1. The Stock Purchase Agreement, dated as of June 19, 2000, by and among CMGI, Engage and CPQ is filed as an exhibit hereto.

     2. Investor Rights Agreement, Amendment No. 1, dated as of June 22, 2000, by and among CMGI, Engage and certain other investors is filed as an exhibit hereto.

-----------------------                                  ---------------------
  CUSIP No. 292827102                 13D                  Page 6 of 6 Pages
-----------------------                                  ---------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:  July 5, 2000

                                        CMGI, INC.

                                        By:    /s/ Andrew J. Hajducky III
                                               --------------------------
                                               Andrew J. Hajducky III

                                        Title: Executive Vice President,
                                               Chief Financial Officer
                                               and Treasurer

                                   Schedule A



                                                                        SHARES OF ENGAGE COMMON STOCK
NAME                                             BUSINESS ADDRESS             BENEFICIALLY OWNED
---------------------------------------------------------------------------------------------------

EXECUTIVE OFFICERS OF CMGI
---------------------------------------------------------------------------------------------------
David S. Wetherell                           100 Brickstone Square          46,000
Chairman of the Board, President, Chief      Andover, MA 01810
Executive Officer and Secretary
---------------------------------------------------------------------------------------------------
Andrew J. Hajducky III                       100 Brickstone Square           0
Executive Vice President, Chief Financial    Andover, MA 01810
Officer and Treasurer
---------------------------------------------------------------------------------------------------
David Andonian                               100 Brickstone Square           0
President, Corporate Development             Andover, MA 01810
---------------------------------------------------------------------------------------------------
Hans G. Hawrysz                              100 Brickstone Square           2,000
Executive Vice President, Strategy and       Andover, MA 01810
 Planning
---------------------------------------------------------------------------------------------------
Joel B. Rosen                                100 Brickstone Square           0
Chief Executive Officer, NaviSite, Inc.      Andover, MA 01810
(a subsidiary of CMGI)
---------------------------------------------------------------------------------------------------
Paul L. Schaut                               100 Brickstone Square          1,017,969(l)
President, Chief Executive Officer, Engage,  Andover, MA 01810
Inc. (a subsidiary of CMGI)
---------------------------------------------------------------------------------------------------
Rodney W. Schrock                            100 Brickstone Square            5,000
President and Chief Executive Officer,       Andover, MA 01810
AltaVista Company (a subsidiary of CMGI)
---------------------------------------------------------------------------------------------------
Richard F. Torre                             100 Brickstone Square            0
President, Chief Executive Officer,          Andover, MA 01810
SalesLink Corporation (a subsidiary of
 CMGI)
---------------------------------------------------------------------------------------------------
DIRECTORS OF CMGI
(PRESENT PRINCIPAL OCCUPATION)
---------------------------------------------------------------------------------------------------
William H. Berkman                           The Associated Group             0
(Principal, The Associated Group)            650 Madison Avenue
                                             New York, NY 10022
---------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------
Craig D. Goldman                             Cyber Consulting                 120,833(2)
(Chief Operating Officer, Cyber Consulting   Services Corp.
Services Corp.)                              1058 Ramapo Valley Road
                                             Mahwah, NJ 07430
---------------------------------------------------------------------------------------------------
Avram Miller                                 The Avram Miller Company         0
(Chief Executive Officer, The Avram Miller   50 California Street
 Company)                                    San Francisco, CA 94111

---------------------------------------------------------------------------------------------------
Robert J. Ranalli                            2923 Indigo Bush Way             0
                                             Naples, FL 34105
---------------------------------------------------------------------------------------------------
Harold F. Enright Jr.                        Compaq Computer Corporation      0
                                             MS 110605
                                             20555 State Highway 249
                                             Houston, TX 77070
---------------------------------------------------------------------------------------------------
David S. Wetherell                           See Above                        See Above
---------------------------------------------------------------------------------------------------

* Unless otherwise indicated, each person exercises sole voting and dispositive power over shares of Engage Common Stock beneficially owned by such person.

(1) Includes 508,332 shares of Engage Common Stock issuable upon exercise of outstanding stock options granted under Engage's 1995 Equity Incentive Plan as of June 22, 2000.

(2) Consists of 120,833 shares of Engage Common Stock issuable upon exercise of outstanding tock options granted under Engage's 1995 Equity Incentive Plan as of June 22, 2000.


Citizenship of the above named persons:  USA



                                      A-2